Exhibit (m)(22)

Fund:	Cash Account Trust (the “Fund”)
Series:	Tax-Exempt Portfolio (the “Series”)
Class:	Tax-Free Investment Class (the “Class”)

12b-1 PLAN

Pursuant to the provisions of Rule 12b-1 under the Investment Company Act of 1940 (the “Act”), this 12b-1 Plan (the “Plan”) has been adopted for the Fund, on behalf of the Series, for the Class (all as noted and defined above) by a majority of the members of the Fund’s Board of Trustees, including a majority of the trustees who are not “interested persons” of the Fund and who have no direct or indirect financial interest in the operation of the Plan or in any agreements related to the Plan (the “Qualified Trustees”) at a meeting called for the purpose of voting on this Plan.

1.         Compensation. The Fund will pay to DWS Scudder Distributors, Inc. (“DWS-SDI”) at the end of each calendar month a distribution services fee computed at the annual rate of 0.25% of the Fund’s average daily net assets attributable to the Class Shares. DWS-SDI may compensate various financial services firms appointed by DWS-SDI (“Firms”) in accordance with the provisions of the Fund’s Underwriting and Distribution Services Agreement (the “Distribution Agreement”) for sales of shares at the fee levels provided in the Fund’s prospectus pertaining to the Class from time to time. DWS-SDI may pay other commissions, fees or concessions to Firms, and may pay them to others in its discretion, in such amounts as DWS-SDI may determine from time to time. The distribution services fee for the Class shall be based upon the average daily net assets of the Series attributable to the Class, and such fee shall be charged only to that Class. For the month and year in which this Plan becomes effective or terminates, there shall be an appropriate proration of the distribution services fee set forth herein on the basis of the number of days that the Plan, the Distribution Agreement, and any other agreement related to the Plan, is in effect during the month and year, respectively.

2.         Periodic Reporting. DWS-SDI shall prepare reports for the Board of Trustees of the Fund on a quarterly basis for the Class showing amounts paid to the various Firms and such other information as from time to time shall be reasonably requested by the Board of Trustees.

3.         Continuance. This Plan shall continue in effect indefinitely, provided that such continuance is approved at least annually by a vote of a majority of the trustees, and of the Qualified Trustees, cast in person at a meeting called for such purpose or by vote of at least a majority of the outstanding voting securities of the Class.

4.         Termination. This Plan may be terminated at any time without penalty with respect to the Class by vote of a majority of the Qualified Trustees or by vote of the majority of the outstanding voting securities of the Class.

5.         Amendment. This Plan may not be amended to increase materially the amount to be paid to DWS-SDI by the Fund for distribution services with respect to the Class without the vote of a majority of the outstanding voting securities of the Class. All material amendments to this Plan must in any event be approved by a vote of a majority of the trustees, and of the Qualified Trustees, cast in person at a meeting called for such purpose.

6.         Selection of Non-Interested Trustees. So long as this Plan is in effect, the selection and nomination of those trustees who are not interested persons of the Fund will be committed to the discretion of the trustees who are not themselves interested persons.

7.         Recordkeeping. The Fund will preserve copies of this Plan, the Distribution Agreement, and all reports made pursuant to Paragraph 2 above for a period of not less than six (6) years from the date of this Plan, the Distribution Agreement, or any such report, as the case may be, the first two (2) years in an easily accessible place.

8.         Limitation of Liability. Any obligation of the Fund hereunder shall be binding only upon the assets of the Class and shall not be binding on any trustee, officer, employee, agent, or shareholder of the Fund. Neither the authorization of any action by the trustees or shareholders of the Fund nor the adoption of the Plan on behalf of the Fund shall impose any liability upon any trustee or upon any shareholder.

9.         Definitions. The terms “interested person” and “vote of a majority of the outstanding voting securities” shall have the meanings set forth in the Act and the rules and regulations thereunder.

10.       Severability; Separate Action. If any provision of this Plan shall be held or made invalid by a court decision, rule or otherwise, the remainder of this Plan shall not be affected thereby. Action shall be taken separately for the Series or Class as the Act or the rules thereunder so require.

Dated: March 19, 2007